UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

July 2022

Commission File Number: 001-38198

BEST Inc.

(Registrant’s name)

2nd Floor, Block A, Huaxing Modern Industry Park
No. 18 Tangmiao Road, Xihu District, Hangzhou
Zhejiang Province 310013
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	⌧	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :☐

BEST Inc. Announces Repurchase of Over US$90 Million
of 1.75% Convertible Senior Notes due 2024

HANGZHOU, China, July 1, 2022 — BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China, today announced that it recently repurchased approximately US$95 million aggregate principal amount of its existing 1.75% Convertible Senior Notes due 2024 (CUSIP No. 08653CAB2) (the “Notes”). The repurchased Notes have been canceled accordingly. Notes in the principal amount of approximately US$105 million remain outstanding after such repurchases. The repurchases were consummated in multiple transactions pursuant to definitive agreements that were privately negotiated and entered into by BEST and certain holders of the Notes.

This announcement is provided for information only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of an offer to sell the Notes or any other securities of the Company. None of the Company, its board of directors or its employees has made or is making any representation or recommendation to any holder of the Notes.

Any further repurchases of the Notes or retirement of debt by the Company, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material. To the extent the Company makes further repurchases of the Notes from holders who have hedged their equity price risk with respect to such notes, such holders may unwind all or part of their hedge positions by buying the Company’s ordinary shares or American depositary shares, and/or entering into or unwinding various derivative transactions with respect to the Company’s ordinary shares or American depositary shares which could affect the trading price of the American depositary shares. There can be no assurance that the Company will execute any further such repurchase nor can the Company predict the magnitude of any market activity related thereto.

Safe Harbor Statement

This Current Report on Form 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about open market repurchases of the Company’s convertible notes, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. There can be no assurance that the Company will execute any further repurchase of its convertible notes. All information provided in this Current Report on Form 6-K is as of the date of this Current Report on Form 6-K, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEST Inc.

By:	/s/ Shao-Ning Johnny Chou
Name: Shao-Ning Johnny Chou
Title: Chairman and Chief Executive Officer

Date: July 1, 2022